February 25, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (713) 346-7995

Dwight W. Rettig
Vice President, General Counsel and Secretary
National Oilwell Varco, Inc.
10000 Richmond Avenue
Houston, Texas 77042-4200

Re: National Oilwell Varco, Inc.
        Definitive Proxy Statement on Schedule 14A
        Filed April 25, 2007
        File No. 001-12317

Dear Mr. Rettig:

We have reviewed your January 16, 2008 response to our comments of December 18, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the operating profit targets and predetermined capital employed targets for prior, current and future fiscal years. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.   We do not have any further comments on your filing.

        If you have any further questions regarding our review of your filing, please call me at (202) 551-3687.

                                        Sincerely,

                                        Carmen Moncada-Terry
                                        Attorney Advisor